**JCI (London) Limited**

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

RECEIVED

09 May 2007

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07023531

SUPPL

Dear Sirs

**SABMiller plc**
**Issuer No. 82-4938**
**Information Submitted Pursuant to Rule 12g3-2(b)**
**SUPPLEMENTARY INFORMATION**

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Trading Update – 12 April 2007**
2. **Notification of Major Interests in Shares – 19 April 2007**
3. **Blocklisting Six Monthly Return – 20 April 2007**
4. **SABMiller Completes Sale of Pepsi Franchise in Costa Rica – 30 April 2007**
5. **Total Voting Rights and Capital – 30 April 2007**

Yours faithfully
For and on behalf of
JCI (London) Limited

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

RNS Number:7252U
SABMiller PLC
12 April 2007

12 April 2007

SABMiller plc Trading Update

SABMiller plc today issued the following update on trading for the 12 months to 31 March 2007. The calculation of the group's organic growth includes volumes for South America from 12 October 2006, 12 months after it became part of the group.

For the year to 31 March 2007, the group recorded 23% growth in lager volumes, with strong organic growth of some 10%. Group financial performance was in line with management's expectations as good revenue growth was partially offset by higher input costs and increased investment across the business.

On a pro forma basis, South America lager volumes for the year rose by 12% with growth accelerating in the final quarter to 14%. Strong performances across the region reflect good economic conditions, improved market shares and the impact of initiatives to rejuvenate the beer category. These initiatives include brand renovations and launches, the introduction of new containers and significantly increased investment in marketing and merchandising at the point of sale. In Colombia, improved retail price discipline has underpinned accelerating sales. In Peru, Cristal was relaunched in December 2006 and has led our share gains in a market that remains competitive. In Central America, carbonated soft drink (CSD) volumes were up 6% and lager volumes up 8% on an organic basis for the year.

In Europe, lager volumes for the year grew by 11% on an organic basis with the final quarter up by 15%. This has been driven by continuing good performances from Poland, Russia and Romania, influenced by a mild winter, and has resulted in market share gains in most countries. Poland has achieved strong growth of 13% notwithstanding challenging comparatives, reflecting particularly strong market execution and good growth of our Zubr brand. Russia recorded volume growth of 24% across our portfolio of premium brands, assisted by improved national distribution. Romania reported growth of 23%, driven by our Timisoreana brand and its successful introduction into PET packaging. Czech Republic achieved growth in volumes of 1%, led by our Pilsner Urquell and Kozel brands. Branded volumes in Italy were up 5% within our total domestic volume increase of 2%, reflecting our managed exit from private label volumes.

In North America, Miller's full-year domestic sales to retailers ("STRs") were level with the prior year and down some 3% on an organic basis (excluding Sparks and Steel Reserve), in line with Miller's shipments to wholesalers over the same period. In the fourth quarter, Miller's STRs declined by 2.3% on an organic basis. For the full year, Miller Lite STRs declined 1%, and STRs of Miller's worthmore portfolio, including Sparks, grew by 21% with acceleration in the fourth quarter. While pricing improved, profitability was impacted by significantly higher raw material and packaging costs.

Our Africa and Asia business delivered organic growth of 27% in lager volumes for the year, reflecting particularly strong lager volume growth in China of 30% driven by our national brand, Snow. In Africa (excluding Zimbabwe), lager volumes grew by 7% for the full year, with Tanzania advancing 8%, helped by the launch of new packaging for Castle, and Mozambique up 10%, benefiting from wider distribution and a strong economy. Lager volumes declined a further 4% in Botswana which experienced difficult economic conditions. CSD growth in Africa (excluding Zimbabwe) was 23%, led by strong growth in Angola. In India, volumes increased by 36% on a pro forma basis, benefiting from market deregulation in certain states. Our joint ventures in Vietnam and Australia commenced operations in the fourth quarter of the financial year.

In South Africa, lager volumes for the year increased by 2%, with fourth quarter growth in volumes of 8% benefiting from particularly favourable weather conditions. As noted in our statement of 13 March, SA Beverages is no longer brewing, marketing or distributing the Amstel brand in South Africa, but this has not had an impact in the current year. Soft drinks volumes grew by 7% for the full year, benefiting from an increase in volumes of 33% in the final quarter following an improvement in the supply of carbon dioxide to our plants.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenue and profit before tax of $2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.newscast.co.uk or via the News and Media section at: www.sabmiller.com

Enquiries:

| | | |
|---|---|---|
| SABMiller plc | | Tel: +44 20 7659 0100 |
| Sue Clark | Director of Corporate Affairs | Tel: +44 20 7659 0184 |
| Gary Leibowitz | Senior Vice President, Investor Relations | Tel: +44 20 7659 0174 |
| Nigel Fairbrass | Head of Media Relations | Tel: +44 7799 894265 |

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Any information contained in this announcement on the price

at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.



END
TSTFGGMDRMRGNZM

RNS Number:1947V
SABMiller PLC
19 April 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

SABMiller plc

2. Reason for the notification (place an X inside the appropriate bracket/s)

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

.................

3. Full name of person(s) subject to the notification obligation:

Capital Group International, Inc.

4. Full name of shareholder(s) (if different from 3.) :

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

17 April 2007.

6. Date on which issuer notified:

18 April 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting Rights |
| GB0004835483 Ordinary shares | 45,027,972 | 45,027,972 |

Resulting situation after the triggering transaction

| Class/type of shares if possible using the ISIN CODE | Number of shares | Number of voting rights | | % of voting rights | |
|---|---|---|---|---|---|
| GB0004835483 | Indirect | Direct | Indirect | Direct | Indirect |
| Ordinary shares | 45,391,315 | | 45,391,315 | | 3.0217% |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration Date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

N/A

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 45,391,315 | 3.0217% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information:

Commencing 20 January 2007, The Capital Group Companies, Inc. no longer reports ownership of securities. Capital Group International, Inc. and Capital Research and Management Company now report relevant holdings separately for the purposes of the new DTR Handbook.

14. Contact name:

Bill Warner, Assistant Company Secretary

15. Contact telephone number:

+44 (0)1483 264268



END
HOLILFEESDIALID

RNS Number:1539V
SABMiller PLC
20 April 2007

Blocklisting Six Monthly Return

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Date: 20 April 2007

1. Name of applicant: SABMiller plc

2. Name of scheme:

(i) Executive Share Purchase Scheme (RSA)

(ii) UK Approved Share Option Scheme

(iii) UK No 2 Unapproved Share Scheme

(iv) SABMiller plc International Employee Share Option Scheme

3. Period of return:

From 20 October 2006 To 19 April 2007

4. Balance under scheme from previous return:

| Name of Scheme | Ordinary shares of US$0.10 each |
|---|---|
| (i) Executive Share Purchase Scheme (RSA) | 2,932,961 |
| (ii) UK Approved Share Option Scheme | 129,709 |
| (iii) UK No 2 Unapproved Share Scheme | 3,621,549 |
| (iv) SABMiller plc International Employee Share Option Scheme | 2,571,024 |

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

| Name of Scheme | Ordinary shares of US$0.10 each |
|---|---|
| (i) Executive Share Purchase Scheme (RSA) | 908,500 |
| (ii) UK Approved Share Option Scheme | 20,687 |

| | |
|---|---|
| (iii) UK No 2 Unapproved Share Scheme | 431,377 |
| (iv) SABMiller plc International Employee Share Option Scheme | 190,900 |

7. Balance under scheme not yet issued/allotted at end of period:

| Name of Scheme | Ordinary shares of US$0.10 each |
|---|---|
| (i) Executive Share Purchase Scheme (RSA) | 2,024,461 |
| (ii) UK Approved Share Option Scheme | 109,022 |
| (iii) UK No 2 Unapproved Share Scheme | 3,190,172 |
| (iv) SABMiller plc International Employee Share Option Scheme | 2,380,124 |

8. Number and class of securities originally listed and the date of admission:

Name of Scheme

(i) Executive Share Purchase Scheme (RSA)

| | |
|---|---|
| 4,900,000 listed 16 April 1999 | Ordinary US$0.10 |
| 3,798,000 listed 19 April 2002 | Ordinary US$0.10 |
| 400,000 listed 5 March 2004 | Ordinary US$0.10 |
| 3,239,650 listed 7 March 2006 | Ordinary US$0.10 |
| 12,337,650 | TOTAL |

(ii) UK Approved Share Option Scheme

| | |
|---|---|
| 50,490 listed 19 April 2002 | Ordinary US$0.10 |
| 93,435 listed 5 March 2004 | Ordinary US$0.10 |
| 122,591 listed 7 March 2006 | Ordinary US$0.10 |
| 266,516 | TOTAL |

(iii) UK No 2 Unapproved Share Scheme

| | |
|---|---|
| 100,000 listed 16 April 1999 | Ordinary US$0.10 |
| 527,771 listed 19 April 2002 | Ordinary US$0.10 |
| 3,592,329 listed 5 March 2004 | Ordinary US$0.10 |
| 3,564,541 listed 7 March 2006 | Ordinary US$0.10 |
| 7,784,641 | TOTAL |

(iv) SABMiller plc International Employee Share Option Scheme

| | |
|---|---|
| 837,180 listed 5 March 2004 | Ordinary US$0.10 |
| 3,509,583 listed 7 March 2006 | Ordinary US$0.10 |
| 4,346,763 | TOTAL |

9. Total number of securities in issue at the end of the period:

1,502,218,996


Name of contact: Holly Richards, Company Secretarial Officer

Address of contact: SABMiller plc, SABMiller House, Church Street West, Woking,Surrey GU21 6HS

Telephone number of contact: 01483 264 038


Signed by ........................................

JOHN DAVIDSON

General Counsel & Group Company Secretary

For and on behalf of SABMiller plc

END
BLRILMBTMMMBBAR

RNS Number:6159V
SABMiller PLC
30 April 2007

30 April 2007

SABMILLER COMPLETES SALE OF PEPSI FRANCHISE IN COSTA RICA

SABMiller plc announces that it has completed the sale of its Pepsi bottling operations in Costa Rica to Cerveceria Costa Rica S.A., a subsidiary of Florida Ice and Farm Company, S.A.

SABMiller had acquired the Pepsi bottling operations as part of its Latin American transaction which completed on 12 October 2005.

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2006, the group reported US$15,307 million in revenue and profit before tax of $2,453 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.newscast.co.uk or via the News and Media section at: www.sabmiller.com

Enquiries:

| | | |
|---|---|---|
| SABMiller plc | | Tel: +44 20 7659 0100 |
| Sue Clark | Director of Corporate Affairs | Tel: +44 20 7659 0184 |
| Rachel Kentleton | Senior Vice President, Investor Relations | Tel: +44 20 7659 0113 |
| Nigel Fairbrass | Head of Media Relations | Tel: +44 7799 894265 |

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results,

performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.



END
DISUNABRBORSUAR

**REG-SABMiller PLC Total Voting Rights**
Released: 30/04/2007

RNS Number:6164V
SABMiller PLC
30 April 2007

SABMiller PLC

TCTAL VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, SABMiller plc advises that as at 30 April 2007 its capital consists of 1,502,218,996 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

Therefore, the total number of voting rights in SABMiller plc is 1,502,218,996.

The above figure (1,502,218,996) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc under the FSA's Disclosure and Transparency Rules.

John Davidson
General Counsel and Group Company Secretary

30 April 2007



END
TVROKAKDOBKDQQB

END